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                               FIRST AMENDMENT TO
                          AGREEMENT AND PLAN OF MERGER

         This First Amendment to Agreement and Plan of Merger (this "Amendment") is dated October 24, 2003, by and among FindWhat.com, a Nevada corporation ("FindWhat"), Who Merger Corp., a Delaware corporation and a wholly owned subsidiary of FindWhat ("Subcorp"), and Espotting Media Inc., a Delaware corporation ("Espotting").

                             PRELIMINARY STATEMENTS

         A. On June 17, 2003, the parties entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which the parties agreed to merge Subcorp with and into Espotting (the "Merger"), on the terms and subject to the conditions set forth therein.

         B. The parties now desire to amend the Agreement on the terms and subject to the conditions set forth herein.

                                    AGREEMENT

         The parties, intending to be legally bound, agree as follows:

1.       AMENDMENTS

         1.1 Section 5.1(c)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

         "Espotting agrees that, during the term of this Agreement, it will not, and will not permit or cause any of its subsidiaries or any of the directors, officers, employees, agents or representatives of it or any of its subsidiaries, directly or indirectly, to solicit, initiate, encourage or knowingly facilitate, or furnish or disclose non-public information in furtherance of, or otherwise facilitate any inquiries that may be reasonably expected to lead to, or the making of any proposal or offer with respect to merger, reorganization, share exchange, consolidation, or similar transaction involving, or any purchase of 5% or more of the assets or any equity of, Espotting or any of its subsidiaries (except that such purchase percentage may be increased by up to 20% of the assets or any equity securities of Espotting or any of its subsidiaries solely for the limited purpose of satisfying or pursuing such venture capital financing as is necessary to satisfy Espotting's or its subsidiaries' current debt obligations, general operating requirements and/or payments to distribution partners) (collectively, a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than FindWhat) with respect to a Competing Transaction, or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement."

         1.2 Section 5.1(c)(ii) of the Agreement is hereby deleted in its entirety and replaced with the following:


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         "Notwithstanding the foregoing, nothing shall prevent Espotting or its board of directors from, at any time prior to the approval of the Merger by the Espotting Stockholders, providing information in response to a request therefor by entering into a discussion with, or entering into a confidentiality agreement or non-disclosure agreement with, a person who has made an unsolicited bona fide written proposal for a Competing Transaction if and so long as:

                  (A) Espotting has not violated any of the restrictions set forth in this Section 5.1(c);

                  (B) the board of directors of Espotting determines in good faith by resolution duly adopted after consultation with its outside counsel (who may be its regularly engaged outside counsel) that the failure to take such action would reasonably be expected to constitute a breach of its fiduciary duties under Applicable Law and determines that such a proposal is, after consulting with a nationally recognized investment banking firm, more favorable to the Espotting Stockholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by FindWhat in response to such Competing Transaction) (a "Superior Proposal");

                  (C) prior to furnishing any information to, or entering into discussions with, such person, Espotting gives FindWhat written notice of the identity of such person and of Espotting's intention to furnish information to, or enter into discussions with, such person, and Espotting shall have received from such person an executed confidentiality agreement or non-disclosure agreement containing customary limitations on the use and disclosure of all written and oral information furnished to such person by or on behalf of Espotting; and

                  (D) prior to furnishing any information to such person, Espotting furnishes such information to FindWhat (to the extent such information has not been previously furnished by Espotting to FindWhat)."

         1.3 The first sentence of Section 5.1(c)(iii) of the Agreement is hereby replaced in its entirety with the following: "Espotting will immediately cease and will cause its subsidiaries and the directors, officers, employees, agents or representatives of it and its subsidiaries to immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore and before the date of this Agreement with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding such party provided to any such parties prior to the date hereof pursuant to the terms of any confidentiality agreement or otherwise."

         1.4 Section 5.2(a) of the Agreement is hereby amended by deleting the phrase "Subject to Section 5.1(c)," in the first and second sentences and by deleting the phrase "to the extent not previously withdrawn pursuant to Section 5.1(c)," in the second sentence.

         1.5 Section 5.2(f)(xiv) of the Agreement is hereby amended by deleting the phrase "(other than as permitted, in each case, by Section 5.1(c))."



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         1.6 Section 7.1(f) of the Agreement is hereby deleted in its entirety and replaced with the following:

         "by Espotting, if (i) the directors of FindWhat shall have failed to include in the Proxy Statement the FindWhat Board Recommendation, (ii) the directors of FindWhat shall have withdrawn the FindWhat Board Recommendation, (iii) the directors of FindWhat shall have modified or changed the FindWhat Board Recommendation in a manner adverse to Espotting (it being agreed that any disclosure of information required by Applicable Law regarding FindWhat's operations shall not be deemed a modification or change of the FindWhat Board Recommendation in a manner adverse to Espotting), provided that Espotting shall not be entitled to terminate this Agreement pursuant to this clause (iii) unless it has notified FindWhat in writing that it intends to terminate the Agreement pursuant to this clause (iii) and FindWhat has not, within two business days after receipt of Espotting's notice, revised the FindWhat Board Recommendation in a manner not so adverse, (iv) a tender or exchange offer relating to securities of FindWhat shall have been commenced and FindWhat shall not have sent to its security holders, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that FindWhat's board of directors recommends rejection of such tender or exchange offer, (v) the directors of FindWhat shall have approved or recommended to the stockholders of FindWhat a Business Combination with a person or persons other than Espotting, (vi) the directors of FindWhat shall have approved or recommended that the stockholders of FindWhat tender their FindWhat Common Shares into any tender offer or exchange offer that is a Business Combination with a person or persons other than Espotting or a person related thereto, or is related thereto, (vii) FindWhat shall have materially breached its obligations under this Agreement by reason of a failure to call the FindWhat Stockholders Meeting in accordance with Section 5.2(a), or (viii) the directors of FindWhat shall have adopted a resolution to do any of the foregoing specified in clauses
         (i), (ii), (iii), (iv), (v), (vi), or (vii); or"

         1.7 Section 7.2(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

         "Payment of Termination Fee. In the event that

                  (1) a bona fide Competing Transaction shall have been publicly disclosed or has been made directly to the Espotting Stockholders or any person has announced an intention (whether or not conditional) to make a bona fide proposal for a Competing Transaction and thereafter this Agreement is terminated (x) by FindWhat pursuant to Section 7.1(b)(v) or 7.1(d) (provided that the breach or failure to perform giving rise to FindWhat's right to terminate under Section 7.1(b)(v) or
         Section 7.1(d) shall have been willful), or (y) by FindWhat pursuant to
         Section 7.1(g)(v) and, in any case, within twelve months of termination either Espotting enters into a definitive agreement with respect to a Business Combination, or a Business Combination is consummated,

                  (2) a bona fide Business Combination shall have been publicly disclosed or has been made directly to the FindWhat Stockholders or any person has announced an intention (whether or not conditional) to make a bona fide proposal for a Business



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         Combination and thereafter this Agreement is terminated by Espotting pursuant to Section 7.1(b)(v) or 7.1(e) (provided that the breach or failure to perform giving rise to Espotting's right to terminate under
         Section 7.1(b)(v) or Section 7.1(e) shall have been willful), and within twelve months of termination either FindWhat enters into a definitive agreement with respect to a Business Combination, or a Business Combination is consummated, or

                  (3) this Agreement is terminated (x) by Espotting pursuant to
         Section 7.1(f) or (y) by FindWhat pursuant to Section 7.1(g) (other than Section 7.1(g)(v)),

         then the party not terminating pursuant to clause (1), (2) or (3) above (the "Competing Transaction Party") shall pay the other party (the "Terminating Party") a fee equal to $7 million (the "Termination Fee"), payable by wire transfer of immediately available funds, such payment to be made (A) in the case of the termination contemplated by clause
         (1) or (2), on the earlier of the date the Competing Transaction Party enters into a definitive agreement or a Competing Transaction or Business Combination is consummated, (B) in the case of a termination contemplated by clause (3), within five (5) business days of such termination. Within five (5) business days of the final determination of Costs pursuant to Section 7.2(d) below, the Competing Transaction Party shall reimburse the Terminating Party for all of its Costs. The parties acknowledge that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If either party shall successfully bring an action to enforce its rights under this Section 7.2(b), the other party shall reimburse such party for its reasonable fees and expenses in connection therewith and shall pay such party interest on the Termination Fee and Costs from the date the Termination Fee becomes payable to the date of payment at the publicly announced prime rate of Citibank, N.A. in effect on the date the Termination Fee became payable."

         1.8 The following provisions shall be inserted at the end of Section 5.2(f) after Section 5.2(f)(xxiii):

         "Notwithstanding anything in Section 5.2(f) or this Agreement to the contrary, nothing shall prohibit FindWhat, its affiliates, directors, officers, employees, agents or representatives from:

                  (a) acquiring the assets or stock of any person or entity (whether or not outside the ordinary course of business), by way of stock purchase, asset purchase, merger, consolidation, tender offer, exchange offer or otherwise, for consideration consisting of cash or stock of FindWhat or its affiliates or both cash and such stock, or entering into an arrangement or agreement to do any of the foregoing, provided that no single such transaction shall involve consideration with a value of more than $50,000,000,

                  (b) in connection with any such transaction or transactions, taking any of the actions otherwise prohibited by Section 5.2(f), or


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                  (c) entering into any engagement letter with outside advisors or representatives regarding, confidentiality or nondisclosure agreement, or standstill agreement, or any similar agreement, understanding or arrangement with respect to, a transaction or possible transaction involving (i) the sale of the assets or stock of FindWhat or its subsidiaries to any person or entity (whether or not outside the ordinary course of business), by way of stock sale, asset sale, merger, consolidation, tender offer, exchange offer or otherwise, for consideration consisting of cash or stock or both cash and stock, or (ii) a Business Combination.

         The following provision shall be inserted at the end of Section 5.3(c) after 5.3(c)(xxiv):

         "Notwithstanding anything in this Agreement or the Reciprocal Nondisclosure Agreement between FindWhat and Espotting dated January 22, 2003 ("Confidentiality Agreement") to the contrary, Espotting, its affiliates, directors, officers, employees, agents or representatives shall have the right to enter into an engagement letter with an outside financial advisor or investment bank solely regarding the Merger and other transactions contemplated by this Agreement, provide Information (as defined in the Confidentiality Agreement) of Espotting and/or FindWhat and Who Merger Corp. to such advisor or representative for purposes of discussing or negotiating such engagement, and within the scope of such engagement letter, and to perform their obligations under such engagement letter.

2.       CONSENTS

         Espotting hereby consents to (a) FindWhat's proposal to increase by 2,000,000 the shares reserved for issuance under FindWhat's 1999 FindWhat.com Stock Incentive Plan, as amended, and (b) FindWhat's acquisition of Miva Corporation pursuant to a Stock Purchase Agreement dated September 3, 2003 and amendments and modifications to that Stock Purchase Agreement as the parties thereto may enter into from time to time. FindWhat hereby consents to Espotting's proposal to increase by up to 500,000 the number of shares reserved for issuance under Espotting's Espotting Share Option Plan or the Espotting Share Option and Warrant Plan.

3.       EFFECTIVENESS

         The amendments and consents set forth in this Amendment shall be effective as of the date of the Agreement. Those Agreement provisions that are hereby being replaced by the new provisions in Section 1 of this Amendment are, as of the date of the Agreement, null and void and of no further force and effect. Except as specifically amended by this Amendment, the terms and provisions of the Agreement shall remain in full force and effect.

4.       ENTIRE AGREEMENT

         This Amendment and the Agreement constitute the entire agreement between the parties with respect to the subject matter thereof. All amendments or alternative or supplementary provisions to the Agreement and this Amendment must be made in accordance with Section 7.3 of the Agreement. The following Sections of the Agreement are incorporated herein by reference and made a part of this Amendment: 7.3, 8.2, 8.4, 8.6, 8.7, 8.8 and 8.9.

5.       COUNTERPARTS

         This Amendment may be executed in one or more counterparts.



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                                      * * *

         The parties have signed this Amendment on the date first written above.



                                  FINDWHAT.COM


                                  By:
                                     ------------------------------------------
                                  Name:  Craig Pisaris-Henderson
                                  Title: Chairman, Chief Executive Officer and
                                          President


                                  WHO MERGER CORP.


                                  By:
                                     ------------------------------------------
                                  Name:  Craig Pisaris-Henderson
                                  Title: President


                                  ESPOTTING MEDIA INC.


                                  By:
                                     ------------------------------------------
                                  Name:  Daniel Ishag
                                  Title: President and Chief Executive Officer



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